SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Annex 15. Voting Ballot

VOTING DISTANCE BALLOT

EXTRAORDINARY GENERAL MEETING - CENTRAIS ELET BRAS

S.A. - ELETROBRAS of 02/08/2018

Name
Shareholder CNPJ or CPF (Identification)

Fulfillment General Guidelines

The Voting Ballot shall be completed fulfilled, signed and sent to: (i) the Book-Entry Agent of shares issued by the Company (Banco Bradesco S/A); (ii) the custodial agent responsible for the custody of the shares issued by the Company of its ownership; or, (iii) to the Company, directly.

If the shareholder is considered a legal entity under Brazilian law, the signature must be from its legal representatives, or attorneys with powers to practice this type of act

The Voting Ballot received by the Book-Entry Agent, the Custodial Agent (as the case may be) and/or by the Company shall be admitted up to 7 (seven) days prior to the date of the General Meeting. The Voting Ballot that is delivered after this deadline will be considered invalid and will not be processed by the Company.

The Voting Ballot sent directly to the Company shall be accompanied by documentation proving the quality of shareholder or legal representative of the signatory shareholder, thus observing the requirements and formalities indicated in item 12.2 of the Company’s Reference Form, as well as in the Management Proposal.

After such term, the Company informs that it will consider the fields not filled as instruction equivalent to the abstention of vote in relation to such matters.

Disclaimer:

1 - The voting ballot is intended for shareholders who will adopt the distance voting system, pursuant to CVM Instruction 481 of December 17, 2009.

2 – Shareholders who holds American Depositary Receipts ("ADRs") shall observe the Custodian's Proxy Card.

Delivery guidelines, indicating the right to send directly to the company or send instructions to the Book-Entry Agent or the Custodial Agent

The Voting Ballot may alternatively be delivered to:

(i) the Book-Entry Agent of the shares issued by the Company (Banco Bradesco S/A);

(ii) the Custodial Agent responsible for the custody of the shares issued by the Company of its ownership, provided that it offers such service pursuant to CVM Instruction 481; or, (iii) to the Company, directly.

The Banco Bradesco S.A., as the Book-Entry Agent of the shares issued by the Company, will receive the Company's Voting Ballot in all its network of banking branches spread throughout the national territory, in compliance with the procedures established by it.

Shareholders or their representatives must attend at any bank branch of the Book-Entry Agent, with a valid original identification document with a photo and, in the case of shareholders considered legal entities and/or represented by a proxy, the competent proxy documents must be presented in addition to the Voting Ballot.

Custodial agents may, but are not required to receive, the Company's Shareholders' Voting Ballot.

Therefore, it is recommended that shareholders verify with the respective Custodial Agent if it will provide such service, as well as its costs and procedures.

The Company's shareholders may also, in its sole discretion, forward the Voting Ballot directly to the Company, by post, addressed to the Company's Investor Relations Office, located at Avenida Presidente Vargas, 409, Centro, 9th floor, Rio de Janeiro/RJ, ZIP CODE 20071-003, or by e-mail, to the following e-mail address: ombudsman- ri@eletrobras.com, and the originals, in the latter case, must be forwarded to the Company before the date scheduled for the Shareholders General Meeting.

The Voting Ballot that is unaccompanied by the necessary documentation to prove the shareholder's condition or to prove its representation will not be considered valid and, as a consequence, will not be processed by the Company, but may be corrected and resent by the shareholder to the Company, observing the terms and procedures established in CVM Instruction 481.

Postal and electronic address to send the voting ballot, if the shareholder wishes to deliver the document directly to the company
Eletrobras Investor Relations Office
Ave Presidente Vargas, 409, Downtown, 9th floor
Rio de Janeiro - RJ
ZIP CODE 20071-003 Email:ombudsman-ri@eletrobras.com

Indication of the institution contracted by the company to provide the book-entry service Securities, with name, physical and electronic address, telephone number and person for contact

Pursuant to an agreement signed between the Company and Banco Bradesco S/A, the Voting Ballot may be delivered to any branch of the bank within the national territory.

Clarifications concerning the applicable procedures and requirements can be obtained from the following address:

Banco Bradesco S.A.
4010 / Stock and Custody Department
Book-Entry Assets
4010.acecustodia@bradesco.com.br
Carlos Augusto Dias Pereira
Address: Cidade de Deus, s / nº, Vila Yara, Osasco, SP ZIP: 06029-900
Ph: 0800 701 16 16

Matters to be discussed in the Extraordinary General Meeting

Disclaimer:

1 - The voting ballot is intended for shareholders who will adopt the distance voting system, pursuant to CVM Instruction 481 of December 17, 2009.

2 – Shareholders who holds American Depositary Receipts ("ADRs") shall observe the Custodian's Proxy Card.

Simple Deliberation

1. To approve the sale of all shares, except 1 (one) common share, issued by Companhia de Eletricidade do Acre (hereinafter referred to as “Eletroacre”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distribution Company in capital increase by Eletrobras, at an amount up to BRL 113,779,871.99 (One Hundred and Thirteen Million, Seven Hundred and Seventy-Nine Thousand, Eight Hundred and Seventy-One Brazilian Reais and Ninety-Nine cents), in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017;

[ ] Approve [ ] Reject [ ] Abstain

Simple Deliberation 2. To approve, as long as item 1 disclosed above is not approved, the dissolution and liquidation of Eletroacre; [ ] Approve [ ] Reject [ ] Abstain

Simple Deliberation

3. To approve, since the sale referred to in Item 1 disclosed above is approved, that Eletrobras assumes the rights of Eletroacre, regarding the Fuel Consumption Account - CCC and the Energy Development Account -CDE, recognized in the Financial Statements of the Distribution Companies on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 296,167 thousand (Two Hundred Ninety-Six Million, One Hundred and Sixty-Seven Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 08, 2017, amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017;

[ ] Approve [ ] Reject [ ] Abstain

Simple Deliberation

4. To approve the sale of all shares, except 1 (one) common share, issued by Centrais Elétricas de Rondônia S.A (hereinafter referred to as “Ceron”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distribution Company in capital increase by Eletrobras, at an amount up to BRL 1,872,522,463.42 (One Billion, Eight Hundred and Seventy-Two Million, Five Hundred Twenty-Two Thousand, Four Hundred and Sixty-Three Brazilian Reais and Forty-Two cents), in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017;

[ ] Approve [ ] Reject [ ] Abstain

Simple Deliberation 5. To approve, as long as item 4 disclosed above is not approved, the dissolution and liquidation of Ceron; [ ] Approve [ ] Reject [ ] Abstain

Disclaimer:

1 - The voting ballot is intended for shareholders who will adopt the distance voting system, pursuant to CVM Instruction 481 of December 17, 2009.

2 – Shareholders who holds American Depositary Receipts ("ADRs") shall observe the Custodian's Proxy Card.

Simple Deliberation

6. To approve, since the sale referred to in Item 4 disclosed above is approved, that Eletrobras assumes the rights of Ceron, regarding the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 3,847,293 thousand (Three Billion, Eight Hundred Forty-Seven Million, Two Hundred and Ninety-Three Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017;

[ ] Approve [ ] Reject [ ] Abstain

Simple Deliberation

7. To approve the sale of all shares, except one (1) common share, issued by Boa Vista Energia S.A (hereinafter referred to as “Boa Vista Energia”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distributoion Company in capital increase by Eletrobras, at an amount up to BRL 342,120,486.20 (Three Hundred and Forty-Two Million, One Hundred and Twenty Thousand, Four Hundred and Eighty-Six Brazilian Reais and Twenty cents), in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017;

[ ] Approve [ ] Reject [ ] Abstain

Simple Deliberation 8. To approve, as long as item 7 disclosed above is not approved, the dissolution and liquidation of Boa Vista Energia; [ ] Approve [ ] Reject [ ] Abstain
Simple Deliberation

9. To approve, since the sale referred to in Item 7 disclosed above is approved, that Eletrobras assumes the rights of Boa Vista Energia, regarding the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 278,360 thousand (Two Hundred and Seventy-Eight Million, Three Hundred and Sixty Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017;

[ ] Approve [ ] Reject [ ] Abstain

Disclaimer:

1 - The voting ballot is intended for shareholders who will adopt the distance voting system, pursuant to CVM Instruction 481 of December 17, 2009.

2 – Shareholders who holds American Depositary Receipts ("ADRs") shall observe the Custodian's Proxy Card.

Simple Deliberation

10. To approve the sale of all shares, except one (1) common share, issued by Amazonas Distribuidora de Energia S.A (hereinafter referred to as “Amazonas Energia”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12783/2013 and in accordance with the conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or conversion of debts of said Distribution Company in capital increase by Eletrobras, amounting up to BRL 8,911,866,558.94 (Eight Billion, Nine Hundred and Eleven Million, Eight Hundred Sixty-Six Thousand, Five Hundred and Fifty-Eight Brazilian Reais and Ninety-Four cents), provided that: (i) the unbundling of generation and transmission activities from the distribution activities of Amazonas Distribuidora de Energia S.A., with the transfer of Amazonas Geração e Transmissão S.A. to Eletrobras, happens until March 2, 2018, without any additional assumption of obligations by Eletrobras, in addition to those set forth in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017; (ii) Amazonas Energia, prior to the assumption by Eletrobras of debts of said Distribution Company and/or conversion of debts of said Distribution Company in the capital increase referred to in this item 10, transfer the entirety of the shares issued by Amazonas Geração e Transmissão S.A. - Amazonas GT for Eletrobras and/or third party, aiming at the partial settlement of its debts and whose amount will be deducted from the adjustment amount of BRL 8,911,866,558.94 (Eight Billion, Nine Hundred and Eleven Million, Eight Hundred and Sixty Six Thousand, Five Hundred and Fifty-Eight Brazilian Reais and Ninety-Four cents); and (iii) that there is recognition by the regulatory agencies, the Granting Power and/or by judicial means in a final decision, of the right to full reimbursement by the Sectoral Funds CCC - Fossil Fuel Account and/or CDE - Economic Development Account, "take or pay" and "ship or pay" costs established in the Gas Supply Contract no. OC-1902/2006 and its amendments, according to Law no. 12,111/2009.

[ ] Approve [ ] Reject [ ] Abstain

Simple Deliberation 11. To approve, as long as item 10 disclosed above is not approved, the dissolution and liquidation of Amazonas Energia; [ ] Approve [ ] Reject [ ] Abstain

Simple Deliberation

12. To approve, since the sale referred to in Item 10 disclosed above is approved, that Eletrobras assumes the rights of Amazonas Energia, regarding the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 4,055,549 thousand (Four Billion, Fifty-Five Million, Five Hundred and Forty-Nine Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017;

[ ] Approve [ ] Reject [ ] Abstain

Disclaimer:

1 - The voting ballot is intended for shareholders who will adopt the distance voting system, pursuant to CVM Instruction 481 of December 17, 2009.

2 – Shareholders who holds American Depositary Receipts ("ADRs") shall observe the Custodian's Proxy Card.

Simple Deliberation

13. To approve the sale of all shares, except one (1) common share, issued by Companhia Energética do Piauí (hereinafter referred to as “Cepisa”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council- CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distribution Company in capital increase by Eletrobras, at an amount up to BRL 50,000.00 (Fifty Thousand Brazilian Reais), in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017;

[ ] Approve [ ] Reject [ ] Abstain

Simple Deliberation 14. To approve, as long as item 13 disclosed above is not approved, the dissolution and liquidation of Cepisa; [ ] Approve [ ] Reject [ ] Abstain

Simple Deliberation

15. Approving the sale of all shares, except 1 (one) common share, issued by Companhia Energética de Alagoas (hereinafter referred to as “Ceal”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty ) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distribution Company in capital increase by Eletrobras, at an amount up to BRL 50,000.00 (Fifty Thousand Brazilian Reais), provided that there is execution and judicial homologation connected to the payment of salary differences arising out of Bresser Plan, in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017;

[ ] Approve [ ] Reject [ ] Abstain

Simple Deliberation 16. To approve, as long as item 15 disclosed above is not approved, the dissolution and liquidation of Boa Vista Energia; [ ] Approve [ ] Reject [ ] Abstain

Simple Deliberation

17. To approve, according to Decree No. 1,091 of March 21, 1994, the free assignment, by Eletrobras, of the preemptive right to subscribe new shares to be issued by the distribution campanies, which transfers of controlling interest were approved under the terms of Items 1, 4, 10, 13 and 15 disclosed above, under the scope of the capital increase to be performed by the new controlling shareholder(s), winner(s) of the Privatization Auctions, to employees and retirees of the respective distribution companies, as provided for under the Resolution of the Investment Partnership Program Council – CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017;

[ ] Approve [ ] Reject [ ] Abstain

Disclaimer:

1 - The voting ballot is intended for shareholders who will adopt the distance voting system, pursuant to CVM Instruction 481 of December 17, 2009.

2 – Shareholders who holds American Depositary Receipts ("ADRs") shall observe the Custodian's Proxy Card.

Simple Deliberation

18. To delegate powers to the Eletrobras’ Board of Directors to resolve on the exercise of Eletrobras' option to increase the interest, up to thirty percent (30%), in the capital of the Distribution Companies whose controlling interest’s transfers were approved, under the terms of Items 1, 4, 7, 10, 13 and 15 disclosed above, within the term of up to six (6) months, counted as of the date of execution of the respective controlling interest transfer agreement, as set forth in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments of the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017; and

[ ] Approve [ ] Reject [ ] Abstain

Simple Deliberation

19. To approve the adoption of measures for liquidation and dissolution of the distribution companies which transfers of controlling interests were not approved under the terms of Items 1, 4, 7, 10, 13 and 15 disclosed above, in case of non-compliance with the conditions set forth in items 10 and 15 disclosed above or the term established by the 169th Extraordinary General Meeting for the signing of the contract for the transfer of the shareholding control held by Eletrobras in the distribution companies.

[ ] Approve [ ] Reject [ ] Abstain

City :
Date :
Signature :
Shareholder’s Name :
E-mail :

Disclaimer:

1 - The voting ballot is intended for shareholders who will adopt the distance voting system, pursuant to CVM Instruction 481 of December 17, 2009.

2 – Shareholders who holds American Depositary Receipts ("ADRs") shall observe the Custodian's Proxy Card.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.